Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	Year Ended December 31,
	2011	2012	2013	2014
Earnings:
Pretax loss	$(11,447)	$(14,982)	$(18,187)	$(27,314)
Add fixed charges	38	37	534	491
Total earnings	(11,409)	(14,945)	(17,653)	(26,823)
Fixed charges:
Interest expenses, including amortization of debt issuance costs	—	—	466	418
Estimated interest component of rent expense(a)	38	37	68	73
Total fixed charges	38	37	534	491
Preference security dividends	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends	(b )	(b )	(b )	(b )
Deficiency of earnings available to cover combination of fixed charges and preference dividends	$(11,447)	$(14,982)	$(18,187)	$(27,314)

(a)	Fixed charges consist of 30% of rental expense associated with our facility lease which is considered to be a reasonable estimate of the interest factor.
(b)	Earnings for the fiscal year ended December 31, were inadequate to cover combined fixed charges for the periods presented.